EXHIBIT 3.1

AMENDMENT TO BYLAWS

Section 2 - Number and Term of Office.

a)

The Board of Directors shall consist of such number of directors, not fewer than one (1) nor more than nine (9), as may be determined from time to time by resolution of the Board of Directors, but no decrease in the number shall change the term of any director in office at the time thereof.  The directors shall be elected at the annual meeting of the stockholders, and except as provided in Section 2(b) of this article, each director elected shall hold office until such director’s successor is elected and qualified.  Directors need not be stockholders.

b)

Vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum.  When one or more directors shall give notice of their resignation to the board of directors, effective at a future date, the board of directors shall have the power to fill such vacancy or vacancies to take effect when such resignation or resignations shall become effective, each director to hold office until such director’s successor is appointed and elected.